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                             June 20, 2024

       Suman B. Mookerji
       Chief Financial Officer
       Ducommun Inc.
       200 Sandpointe Avenue, Suite 700
       Santa Ana, California 92707

                                                        Re: Ducommun Inc.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            Form 8-K
                                                            Filed on February
15, 2024
                                                            Response dated May
13, 2024
                                                            File No. 001-08174

       Dear Suman B. Mookerji:

              We have reviewed your May 13, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 29,
       2024 letter.

       Form 10-K for the Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates
       Revenue Recognition, page 32

   1. We note your response to prior comment 2, including the additional disclosures you included in your
interim financial statements pursuant to ASC 250. However, based on the purpose of CAE
disclosures and given the gross favorable and gross unfavorable changes in estimates you
recognized during the periods presented, please tell us what consideration you gave to disclosing
gross changes in estimates under your CAE disclosures or, more fully explain to us,
and revise future filings to disclose, why you believe disclosing cumulative catch-up
adjustments on a net basis, rather than on an aggregate gross basis,
 Suman B. Mookerji
Ducommun Inc.
June 20, 2024
Page 2
         would be more meaningful to readers, as noted in your response.

Consolidated Financial Statements
Note 15. Commitment and Contingencies, page 78

2. We note your response to prior comment 3. You indicate that insurance recoveries for losses on equipment are reflected in cash flows from investing activities up to the net book value of the assets and all other recoveries are reflected in cash flows from operating activities, as either part of net income or part of change in operating assets. Please be advised, it appears to us that proceeds received from insurance recoveries related to equipment are analogous to proceeds received from the sale or disposal of equipment and, therefore, should be afforded similar treatment, as investing cash flows. To the extent material, please reflect insurance recoveries for losses on equipment in cash flows from investing activities in future filings or explain to us how you determined limiting amounts reflected in cash flows from investing activities to the net book value of the assets is appropriate and complies with ASC 230.
       Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameSuman B. Mookerji                            Sincerely,
Comapany NameDucommun Inc.
                                                               Division of
Corporation Finance
June 20, 2024 Page 2                                           Office of
Manufacturing
FirstName LastName